UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

02 January 2020
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: CRH Chairman Transition and Board Retirement

Press Release
CRH Chairman Transition and Board Retirement

CRH plc is pleased to confirm that, as announced on 26 September 2019, Mr. Richie Boucher became Chairman of the CRH Board on 1 January 2020, succeeding Mr. N. Hartery who stepped down from the Board on 31 December 2019*.

Commenting, Mr. Boucher said: "I would like to thank Nicky for his excellent stewardship of the CRH Board during his tenure as Chairman and for his commitment to CRH as a non-executive Director since 2004, during which time he also held the roles of Senior Independent Director and Remuneration Committee Chairman. I and my Board colleagues wish him well in the future."

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Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Tom Holmes	Head of Investor Relations

* Following his retirement, Mr. Hartery will receive his outstanding Director fees for the period to 31 December 2019.

About CRH
CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is the leading building materials business in the world, employing c.78,000 people at c.3,100 operating locations in 31 countries. It is the largest building materials business in North America, the largest heavyside materials business in Europe and has a number of strategic positions in the emerging economic regions of Asia and South America. CRH manufactures and supplies a range of integrated building materials, products and innovative solutions which can be found throughout the built environment, from major public infrastructure projects to commercial buildings and residential structures. A Fortune 500 company, CRH is a constituent member of the FTSE 100 index, the EURO STOXX 50 index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH's American Depositary Shares are listed on the NYSE.

For more information visit www.crh.com.

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 02 January 2020
By:___/s/Neil Colgan___
N.Colgan
Company Secretary